Results of Shareholder Meeting (Unaudited)

On May 14, 2015, the Hatteras Disciplined Opportunity Fund held a Special Meeting of Shareholders to approve the proposal listed below.  The proposal was approved.

Proposal 1:  To approve a new Investment Sub-Advisory Agreement between Hatteras
Funds, LLC and Acertus Capital Management, LLC.

Shares    Shares    Shares
Voted For   Voted Against   Abstained
         3,024,561          -                      -